John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

July 17, 2019

Karina Dorn

Division of Corporation Finance

Office of Natural Resources

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Aureus Inc. Offering Statement on Form 1-A Filed May 29, 2019 File No. 024-11008

Dear Attorney Dorn:

On behalf of Aureus, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated June 28, 2019, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Amendment No. 1 to Offering Statement on Form 1-A Distribution, page 17

1.	We note you have revised your disclosure in response to prior comment three to state that you will accept subscription agreements upon approval. Please provide more information as to when you will determine such approval. In addition, please explain how you will notify subscribers of acceptance and return of proceeds if the subscription is not accepted, including the timing of any such return of proceeds.

This section has been amended to read as follows:

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. We shall only deliver such subscription agreement upon request after a potential investor has had ample opportunity to review this Offering Circular.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

We will immediately review completed subsciptions for approval and notify subscribers of acceptance by mail. We will immediately return proceeds by mail if the subscription is not accepted.

Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Business, page 20

2.	Please disclose the closing date for your acquisition of all of the assets of Yuengling's Ice Cream Corp. and clarify whether there are remaining conditions precedent to your acquisition. In this regard, we note that Section 5 of the Secured Creditor Asset Sale and Purchase Agreement states that the closing of the sale is 11 days after the date of the agreement, which is June 18, 2019, unless otherwise agreed. In addition, please file an executed version of this agreement.

The transaction has closed and all relevant documents have been filed as Exhibits.

Other

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                 the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge being aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

/s/ John E. Lux

John E. Lux